UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

23 June 2006

Commission file number: 1-14824

TNT N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F ☒         FORM 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

YES ☐          NO ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report Form 6-K contains the following press release:

TNT Logistics to launch tire and wheel sequencing operation in Eastern Ontario, 22 June 2006

22 June 2006

TNT LOGISTICS TO LAUNCH TIRE AND WHEEL SEQUENCING OPERATION IN EASTERN ONTARIO

TNT Logistics North America, a leading provider of supply chain services to the automotive industry, has been awarded a multi-year contract to run a tire and wheel sequencing operation in support of Ford Motor Company's assembly complex in Oakville, Ont. This plant will produce the new Ford Edge, due out for the 2007 model year.

TNT has supported Ford with manufacturing support services in Oakville for more than 15 years. This operation will help meet broadcast requirements for the plant and facilitate a more direct flow of materials for mounting and balancing before installation on vehicles. This operation is TNT's gateway to the flexible manufacturing process which is now part of the Way Forward Program efforts of Ford. The tire and wheel operation will begin in July 2006.

"TNT's tire and wheel sequencing operation is just one step in Ford's plan to develop flexible manufacturing processes at its Oakville plant," said Kerry Zielinski, director of business development, TNT Logistics North America. "Since this will be Ford's largest complex in North America, we understand the importance that material flow services will play in the future of this plant."

TNT Logistics provides a variety of logistics services to Ford in many locations across the world, which includes manufacturing support for truck and automobile production in Avon Lake, Ohio; Brownstown, Mich.; Westland, Mich., and Kansas ity, Mo. TNT also provides transportation services in a variety of locations in both the U.S. and Canada.

"We're pleased to have been selected by Ford Motor Company to help with their plans for further developing flexible manufacturing," said Steve Kowalkoski, vice president automotive, TNT Logistics North America. "This latest expansion with Ford solidifies our role of providing them with high-quality, on-demand supply chain logistics services."

TNT Logistics North America is a business unit of TNT Logistics, a leading global logistics company. It designs, implements and operates complex supply chain solutions on a national, regional or global scale for medium to large enterprises. TNT exploits technology to achieve optimization, integration and visibility throughout the supply chain. The company focuses on a diverse range of market sectors including automotive, tires, general industry, fast moving consumer goods/retail, rail and utilities. The TNT Logistics North America web site address is: www.tntlogistics.us.

TNT Logistics employs 36,000 people, who are operating in 28 countries, managing more than 79 million square feet of warehouse space. For 2005, TNT Logistics reported sales of $4.22 billion. The TNT Logistics web site address is: www.tntlogistics.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNT N.V.

By: /s/ Pieter Schaffels

Name: Pieter Schaffels
Title: Group Media Relations Director

Date: 23 June 2006